UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                       Lone Star Steakhouse & Saloon, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    542307103
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                  JEFFREY RUIZ
                                Deutsche Bank AG
                        c/o Deutsche Bank Securities Inc.
                                 60 Wall Street
                               New York, NY 10005
                                 (212) 250-3667
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                November 29, 2006

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Deutsche Bank AG
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [_]
                                                                       (b) [_]
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS                                       WC
            (See Item 3)
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      [_]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Deutsche Bank AG is organized under the laws of the Federal Republic of Germany.
--------------------------------------------------------------------------------
                       7        SOLE VOTING POWER

  NUMBER OF                      2,131,991
   SHARES              ---------------------------------------------------------
BENEFICIALLY           8        SHARED VOTING POWER
  OWNED BY
   EACH                         0
 REPORTING             ---------------------------------------------------------
  PERSON               9        SOLE DISPOSITIVE POWER
   WITH
                                2,131,991
                       ---------------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,131,991
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                          [_]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.9%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           BK
--------------------------------------------------------------------------------

This Amendment No. 1 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on September 15, 2006 (the "Statement"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Statement. Except as disclosed herein there has been no change in the information previously reported on Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION

On November 29, 2006, the Reporting Person asserted its appraisal rights with respect to 2,103,291 Shares in connection with the transactions contemplated by the Merger Agreement.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a), (b) According to information filed by the Issuer with the Securities and Exchange Commission in its Form 10-Q for the quarter ended September 5, 2006, the number of Shares outstanding was 21,434,908 as of October 9, 2006. The Reporting Person may be deemed the beneficial owner of 2,131,991 Shares (approximately 9.9% of the total number of Shares outstanding), held for the account of Deutsche Bank AG, London Branch, over which the Reporting Person has sole voting and dispositive powers.

(c) Transactions by the Reporting Person in the Shares effected during the past sixty days are set forth in Exhibit A to this Schedule 13D/A, which is incorporated by reference herein.

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATE: NOVEMBER 29, 2006



                                      DEUTSCHE BANK AG




                                      By:         /s/ Jeffrey A. Ruiz
                                                  ------------------------------
                                      Name:       Jeffrey A. Ruiz
                                      Title:      Vice President




                                      By:         /s/ Pasquale Antolino
                                                  ------------------------------
                                      Name:       Pasquale Antolino
                                      Title:      Assistant Vice President

                        EXHIBIT A - 60 DAY TRADE HISTORY

DATE                BUY/SELL                   AMOUNT                     PRICE

09/28/06            BUY                        2,500                      27.88
09/28/06            SELL                       400                        28.03
09/29/06            BUY                        700                        27.85
10/03/06            SELL                       1,000                      27.81
10/10/06            BUY                        1,900                      28.25
10/16/06            BUY                        4,000                      28.40
10/19/06            BUY                        5,036                      25.57
10/24/06            BUY                        1,880                      27.42
10/30/06            BUY                        100                        27.24
10/30/06            SELL                       134                        27.24
10/31/06            BUY                        18                         27.31
11/15/06            BUY                        960                        27.15
11/17/06            BUY                        7,940                      27.45
11/28/06            BUY                        1,200                      27.39